

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2020

Kristie L. LaRose
Vice President of Finance and Administration
Lifeloc Technologies, Inc
12441 West 49th Avenue. Unit #4
Wheat Ridge, CO 80033

> **Re: Lifeloc Technologies, Inc**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed March 24, 2020**
> **File No. 000-54319**

Dear Ms. LaRose:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences